EXHIBIT 99.1

Yamana Gold Provides 2018-2020 Outlook

TORONTO, Feb. 15, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or the “Company”) herein provides 2018, 2019 and 2020 production, and 2018 cost guidance.

PRODUCTION OUTLOOK

The following table presents the Company’s total production for its mines in gold equivalent ounces (“GEO”) for 2018, 2019 and 2020.

	2017 Actual	2018 Guidance	2019 Guidance	2020 Guidance
Total Gold Equivalent Production (oz.)(1,2)	892,006	1,013,000	1,084,000	1,149,000
  Gold equivalent ounces includes gold plus silver at a ratio of 72:1.
  Excluding any attribution from Yamana’s interest in Brio Gold Inc. (“Brio Gold”) or Gualcamayo.  For 2017, total gold production including Gualcamayo was 977,316 ounces.  Gualcamayo is expected to produce 110,000 ounces in 2018, additional details are provided on page 7 of this press release.

The following table presents per unit cost expectations on a GEO basis for 2018.

	2017 Actual(2)	2018 Guidance(2)
Cost of sales per unit sold	$1025	$1,010 -$1,030
By-product cash costs per unit produced(1)	$565	$460 - $480
By-product AISC per unit produced(1)	$827	$725 - $745
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42017 and in Section 14 of the Company’s fourth quarter 2017 Management’s Discussion & Analysis, which has been filed on SEDAR simultaneously with this press release.
  2017 actuals include Gualcamayo, while 2018 guidance excludes Gualcamayo as it is an asset held for sale.

The following table presents the Company’s total production expectations by metal for its mines for 2018, 2019 and 2020.

	2017 Actual	2018 Guidance	2019 Guidance	2020 Guidance
Total Gold Production (oz.)(1)	823,264	900,000	940,000	970,000
Total Silver Production (oz.)	5,004,761	8,150,000	10,400,000	12,950,000
Total Copper Production (lbs.) (Chapada)	127.3	120.0	120.0	120.0

(All amounts are expressed in United States dollars unless otherwise indicated.)

  Excluding any attribution from Yamana’s interest in Brio Gold Inc. (“Brio Gold”) or Gualcamayo.  For 2017, total gold production including Gualcamayo was 977,316 ounces.  Gualcamayo is expected to produce 110,000 ounces in 2018, additional details are provided on page 7 of this press release.

Gold production is expected to increase in the guidance period in each of 2019 and 2020 mostly as a result of increases in production at Canadian Malartic, Jacobina, Minera Florida, and with new production from Cerro Moro.  Silver production is expected to increase more significantly, in percentage terms, than gold production almost entirely as a result of the ramp up of Cerro Moro.  Copper production, all of which is from Chapada, is expected to remain constant throughout the guidance period.

The Company is now concentrating its efforts on five producing mines, which, beginning in early 2018, will increase to six with the planned start of production from Cerro Moro in the second quarter.  The Company’s Gualcamayo mine has been classified as an asset held for sale and, as such, is not included in total production and cost expectations for the guidance period.  See “Gualcamayo” section below for additional details.

The following table presents mine-by-mine production expectations for 2018.

	Gold oz.			Silver oz.
	2017 Guidance	2017 Actual	2018 Guidance	2017 Guidance	2017 Actual	2018 Guidance
Chapada	110,000	119,852	110,000	-	—	-
El Peñón	140,000	160,509	145,000	4,150,000	4,282,339	4,400,000
Canadian Malartic (50%)	300,000	316,731	325,000	-	—	—
Jacobina	120,000	135,806	135,000	-	—	—
Minera Florida	105,000	90,366	90,000	-	—	—
Cerro Moro	-	-	85,000	-	—	3,750,000

The Company’s 2018 total gold production guidance of 900,000 ounces implies a bias to the upside over the sum of mine production expectations presented above.  This takes into consideration that certain mines, based on historical performance and potential benefits of planned optimizations, are expected to achieve higher levels of gold production in 2018 while not attributing those production ounces to specific mines at this time.

At Cerro Moro, the Company has undertaken studies to optimize mine sequencing and the mix of gold and silver production, balancing efforts to front-end load gold and silver production in the early years while taking into account the underground and open-pit sequencing to execute on the plan.  With the planned changes and new sequencing, the consequence is a higher proportion of gold dominant stopes over the guidance period.  While this provides more flexibility in the mine plan to maximize gold production above current guidance levels, a consequence is that silver grades are lower and silver production is slower to ramp up as compared to prior guidance.  With the new sequencing, the Company forecasts silver production over 8 million ounces in 2020.

For its existing mines, Yamana expects to continue its established trend of delivering stronger production in the second half of the year compared to the first half of the year.  In 2018, the Company expects approximately 47 per cent of total gold production and 46 per cent of total copper production to be delivered in the first half, excluding Cerro Moro.  For Cerro Moro, the Company expects approximately 25 to 30 per cent of the mine’s gold and silver production to be produced in the first half.

COST OUTLOOK

With the contribution from Cerro Moro, the Company’s all-in sustaining costs (“AISC”) are expected to decrease from 2017 levels into 2018 and 2019.

The following table presents per unit cost expectations for 2018.

	Gold (/oz.) (2)	Silver (/oz.)	Copper (/lbs.) (Chapada)
2017 Actual, excluding Brio Gold
Cost of sales per unit sold	$1,023	$13.63	$1.73
Co-product cash costs per unit produced(1)	$672	$10.01	$1.54
Co-product AISC per unit produced(1)	$888	$13.48	$1.74
By-product cash costs per unit produced(1)	$561	$8.58	-
By-product AISC per unit produced(1)	$820	$12.65	-
2018 Guidance, excluding Brio Gold
Cost of sales per unit sold	$1,010 -$1,030	$15.00 - $15.25	$1.80 - $1.85
Co-product cash costs per unit produced(1)	$630 - $650	$9.00 - $9.25	$1.60 - $1.65
Co-product AISC per unit produced(1)	$850 - $870	$12.25 - $12.50	$1.80 - $1.85
By-product cash costs per unit produced(1)	$460 - $480	$6.75 - $7.00	-
By-product AISC per unit produced(1)	$725 - $745	$10.50 - $10.80	-
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42017 and in Section 14 of the Company’s fourth quarter 2017 Management’s Discussion & Analysis, which has been filed on SEDAR simultaneously with this press release.
  2017 actuals include Gualcamayo, while 2018 guidance excludes Gualcamayo as it is an asset held for sale.

The following table presents cost of sales, co-product cash costs and co-product AISC guidance by mine for gold and silver for 2018.

	Total cost of sales per ounce sold		Co-product cash costs(1) per unit produced		Co-product AISC(1,2) per unit produced
	2017	2018E	2017	2018E	2017	2018E
Gold (oz.)
Chapada	$384	$450	$334	$385	$385	$430
El Peñón	$1,089	$1,065	$751	$790	$928	$965
Canadian Malartic (50%)	$1,000	$1,000	$576	$590	$742	$760
Jacobina	$1,057	$1,100	$701	$730	$867	$910
Minera Florida	$1,248	$1,275	$812	$750	$1,090	$930
Cerro Moro	-	$1,100	-	$510	-	$650

Silver (oz.)
El Peñón	$14.57	$14.75	$10.30	$10.75	$12.77	$13.25
Cerro Moro	-	$15.25	-	$7.10	-	$9.15
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42017 and in Section 14 of the Company’s fourth quarter 2017 Management’s Discussion & Analysis, which has been filed on SEDAR simultaneously with this press release.
  Mine site AISC includes cash costs, mine site general and administrative expense, sustaining capital and exploration expense.  Consolidated AISC incorporates additional non-mine site costs including corporate general and administrative expense.

With respect to Cerro Moro, for 2018 and 2019 the Company is expecting to average co-product cash costs of $500 per ounce gold and $6.70 per ounce silver, and co-product AISC of $650 per ounce gold and $8.85 per ounce silver.

The following table presents sustaining capital and exploration spend expectations by mine for 2018.

(in millions)	2017 Sustaining Capital Actual	2018 Sustaining Capital Guidance	2017 Total Exploration Actual	2018 Total Exploration Guidance
Chapada	$27.9	$25.0	$8.2	$8.0
El Peñón	$38.5	$35.0	$17.8	$12.0
Canadian Malartic (50%)	$48.2	$50.0	$10.2	$5.0
Minera Florida	$24.6	$16.0	$12.4	$10.0
Jacobina	$21.7	$20.0	$5.9	$6.0
Cerro Moro	-	$21.0	$7.7	$9.0
Monument Bay	-	-	$3.3	$6.0
Discretionary	-	-	-	$16.0
Other sustaining	$2.1	$3.0	-	-
Generative exploration and overhead	-	-	$18.3	$17.0
Total	$163.0	$170.0	$83.8	$89.0

The Company expects approximately 75% of exploration spending will be capitalized in 2017.

In 2017, the Company provided guidance that approximately $21 million dollars of exploration spending was considered discretionary and would be allocated on a success basis.  Yamana expects to use a similar approach in 2018 to allocate $16 million dollars of discretionary exploration spending based on results at the Company’s various mines and assets.  The potential for a portion of the 2018 discretionary spending offsets some of the change in expected exploration spending compared to 2017 actuals seen at certain mines, such as El Peñón, in the table above.

 At Minera Florida, the Company is projecting lower sustaining capital and exploration expenditures in 2018 as previously planned expenditures are expected to be spread across a number of years.  This approach is consistent with the transformational strategy implemented in 2017, which is expected to result in lower production in the immediate term while the Company expects production to increase to 120,000 ounces of gold per year by 2021.  The Company continues to target a longer-term strategic production objective of 130,000 ounces of gold per year at Minera Florida.

The following table presents other expenditure expectations for 2018, excluding Gualcamayo and any attribution from Yamana’s interest in Brio Gold.

	2017Actual (excluding Brio Gold) (1)	2018 Guidance(1)
Total expansionary capital (millions)	$279.9	$192
Total Depreciation, depletion and amortization (“DDA”) (millions)	$384.3	$450
Total general and administrative (“G&A”) expense (millions)	$90.6	$94
Cash based G&A	$82.9	$85
Stock-based G&A	$7.7	$9
  2017 actuals include Gualcamayo, while 2018 guidance excludes Gualcamayo as it is an asset held for sale.

A significant portion of the expansionary capital budget for 2018 relates to Cerro Moro, which, as previously noted, will begin planned operations in 2018, and to the Canadian Malartic Extension Project (formerly the Barnat extension).

At Chapada, the Company has various development, optimization and expansion opportunities under consideration that are not included in the current 2018 expansionary capital expenditures.  These opportunities include plant throughput increases, and the broader Suruca complex. Sucupira and Baru are immediately adjacent to the existing pit, and the potential to bring forward production from these deposits is currently being evaluated. Opportunities to expand the mill capacity to treat Sucupira/Baru mineralization, and potentially low-grade ore stockpiles, which are expected to grow further in 2018 by approximately 15 million tonnes, are also being evaluated.  The Company is also advancing development efforts at the Suruca oxide project while considering recent drill results from Suruca Southwest and Suruca sulphide (located beneath the oxide deposit).  The Company is now assessing a broader Suruca complex and expects to complete studies of a comprehensive scenario in 2018.  Additional detail on the range of development opportunities and related plans for Chapada is expected to be provided in the second quarter of 2018.

At Cerro Moro, the Company expects to spend approximately $61 million in construction capital in 2018.  The planned expenditures at Cerro Moro include previously planned 2018 spending of approximately $55 million plus $6 million carried forward from 2017.

At Canadian Malartic, the Company expects to spend approximately $52 million (50%-basis) in expansionary capital in 2018.  The majority, or approximately $37 million, relates to the Canadian Malartic Extension Project. The remainder predominantly includes capital expenditures for studies relating to the Odyssey and East Malartic projects.

At Minera Florida, the Company expects to spend approximately $28 million in expansionary capital in 2018.  This includes approximately $10 million for the last payment relating to the land concessions acquired in 2016 with the majority of the remainder allocated to expansionary mine development in the Hornitos and Pataguas tunnels.

The Company expects higher depreciation, depletion and amortization (“DDA”) in 2018 compared to 2017 mainly due to the start-up of production at Cerro Moro.  DDA at Cerro Moro is expected to decrease to lower levels as the exploration program advances toward its target of adding 1.0 million ounces of mineral resources by 2021. The Company will spread expansionary mine development capital and exploration expenditures across a number of years.

GUALCAMAYO

The Company is pursuing alternatives to maximize value at Gualcamayo such as the rationalization of the mine’s production platform and cost structure, the extension of mine life from exploration efforts focused on oxide resource delineation and additions, and the advancement of the Deep Carbonate project.  As the Company has decided to focus its efforts on assets that are better aligned with its strategic objectives, Gualcamayo has been classified as an asset held for sale, which signifies the intent of disposal within 12 months.  Guidance is only provided for 2018.

The following table presents Gualcamayo’s 2018 outlook.

	2017 Actual	2018 Guidance
Gold production (ounces)	154,052	110,000
Total cost of sales per gold ounce sold	$1,293	$1,050
Co-product cash costs per gold ounce produced (1)	$942	$1,080
Co-product AISC per gold ounce produced (1)	$990	$1,145
Sustaining capital (in millions)	$6.6	$6.8
Exploration (in millions)	$10.7	$8.0
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42017 and in Section 14 of the Company’s fourth quarter 2017 Management’s Discussion & Analysis, which has been filed on SEDAR simultaneously with this press release.
  Mine site AISC includes cash costs, mine site general and administrative expense, sustaining capital and exploration expense.  Consolidated AISC incorporates additional non-mine site costs including corporate general and administrative expense.

Based on mineral reserves and reasonable conversion of mineral resources, the Company expects Gualcamayo’s production platform to be in excess of 100,000 ounces of gold for the next several years following 2018.  The production outlook for Gualcamayo excludes the sizeable district exploration potential and the Deep Carbonates project.

The Company is committed to delivering production from quality mines and projects thereby maximizing returns, improving its cash balances and cash return on invested capital, reducing its net debt, and properly managing its balance sheet and overall financial position.  Monetization initiatives, the recent issue of the senior notes, the recently entered into copper advanced sales program considerably advance these goals, as have continued operational and financial performance from the Company’s continuing five mines along with the contribution to be provided by Cerro Moro, beginning in 2018.

ASSUMPTIONS

2018 metal price and foreign exchange rate assumptions are presented in the table below.

	2017 Actual	2018 Assumptions
Gold	$1,264	$1,300
Silver	$16.83	$18.00
Copper	$2.78	$3.25
C$/US$	1.30	1.28
BRL/US$	3.19	3.25
CLP/US$	649.01	615.00
ARS/US$	16.56	21.00

2017 metal prices and exchange rates shown in the table above are the average realized exchange rates for the 12 months ended December 31, 2017.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, 2018, 2019 and 2020 production and cost guidance including on a per mine basis, 2018 foreign exchange rate assumptions, various development, optimization and expansion opportunities under consideration, and the expected start of operations and production from Cerro Moro in the second quarter. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition and the Brio Gold investment, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.